Adopted as of
November 20, 2018

AMENDED AND RESTATED
ENVIRO WATER MINERALS COMPANY, INC. BYLAWS

ARTICLE I
OFFICES

1.1 Principal Office. The principal office of the corporation shall be located in Houston, Texas.

1.2 Other Office. The corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 Location. Meetings of shareholders for any purpose may be held at such time and place within or without the State of Texas as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. If no designation is made, the place of meeting shall be the principal office of the corporation in the State of Texas.

The board of directors may, in its discretion, determine that the meeting may be held solely by means of remote communication. Subject to any guidelines and procedures adopted by the board of directors, shareholders not physically present at a meeting of shareholders, by means of remote communication:

(a) may participate in a meeting of shareholders; and

(b) may be considered present in person and may vote at a meeting of shareholders held at a designated place or held solely by means of remote communication if:

(i) the corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder;

(ii) the corporation implements reasonable measures to provide the shareholders at the meeting by means of remote communication a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to

read or hear the proceedings of a meeting substantially concurrently with the proceedings; and

(iii)   the corporation maintains a record of any shareholder vote or other action taken at the meeting by means of remote communication.

2.2   <u>Annual Meeting</u>. Annual meetings of shareholders, commencing with the year 2013, shall be held on the first Tuesday in May of each year, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 a.m., or at such other time on such other day within such month as shall be fixed by the Board of Directors, at which time they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

2.3   <u>Special Meeting</u>. Special meetings of the shareholders for any purpose or purposes may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of shareholders owning one-tenth of all the shares entitled to vote on any issue at the meetings. A request for a special meeting shall state the purpose or purposes of the proposed meeting, and business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

2.4   <u>Notice</u>. Written notice stating the place, day and hour of the meeting, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 days nor more than 60 days before the date of the meeting, personally, by electronic transmission, or by mail, by or at the direction of the president, the secretary or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

2.5   <u>Record Date</u>. In lieu of closing the stock transfer books in accordance with Section 6.5 of these Bylaws, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 60 days, and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action requiring such determination of the shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a distribution or share dividend, the record date for such determination of shareholders so entitled shall be the close of business on:

(a)   with respect to an annual shareholder meeting or any special shareholder meeting not demanded by the shareholders, the day before the day the first notice is delivered to shareholders;

(b)   with respect to a special shareholders' meeting demanded by the shareholders, the date the first shareholder signs the demand;

        (c)   with respect to the payment of a share dividend or distribution to shareholders, the date the board authorizes the share dividend or distribution to shareholders; and

        (d)   with respect to actions taken in writing without a meeting, the date the first shareholder signs a consent.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

        2.6   <u>Quorum</u>. If the Certificate of Formation or the Texas Business Organization Code (the "TBOC") provides for voting by a single voting group on a matter, action on that matter is taken only when voted upon by that voting group. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists. The holders of a majority of the shares issued and outstanding and entitled to vote on a matter by a voting group, present in person or represented by proxy, shall constitute a quorum of that voting group for action on that matter, except as otherwise provided by law or by the Certificate of Formation. If the Certificate of Formation or the TBOC provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on a matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. If, however, a quorum of any voting group shall not be present or represented at any meeting of the shareholders, the shareholders within such voting group entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum of such voting group shall be present or represented. At the reconvening of such adjourned meeting, provided a quorum shall be present or represented thereat, any business may be transacted which might have been transacted if the meeting had been held in accordance with the original notice thereof.

        2.7   <u>Majority Vote</u>. If a quorum is present at any meeting, the vote of the holders of a majority of the shares entitled to vote in each voting group entitled to vote on a matter, whether present in person or represented by proxy, shall decide any matter brought before such meeting unless the question is one upon which a different vote is required by law or by the Certificate of Formation or by Section 3.1 hereof.

        2.8   <u>Voting Rights</u>. Each outstanding share having voting power shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.

        2.9   <u>Written Consent</u>. Any action required or which may be taken at a meeting of the shareholders may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by the shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, and are delivered to the corporation for inclusion in the minute book. A telegram, telex, cablegram, or other electronic transmission by a shareholder consenting to an action to be taken is considered to be written, signed, and dated for the purposes of this section if the transmission sets forth or is delivered with information from which the corporation can determine that the transmission was transmitted by the shareholder and the date on which the shareholder transmitted the transmission. The date of transmission is the date on which the consent was signed. Consent given by telegram, telex, cablegram, or other electronic transmission may not be considered delivered until the consent is reproduced in paper form and the paper form is delivered to the corporation at its registered office in this state or its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of shareholder meetings are recorded. Consent given by telegram, telex, cablegram, or other electronic transmission may be delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of shareholder meetings are recorded to the extent and in the manner provided by resolution of the board of directors.

2.10   Adjourned Meeting. If any shareholder meeting is adjourned to a different time, place or date, notice need not be given of such change if the change is announced at the meeting before adjournment. But, if a new record date for the adjourned meeting is or must be fixed, then notice must be given to those persons who are shareholders as of the new record date.

2.11   Corporation's Acceptance of Votes. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation if acting in good faith is entitled to accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder if:

(a)   the shareholder is not a natural person and the name signed purports to be that of an officer or agent of the shareholder,

(b)   the name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver or proxy appointment;

(c)   the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence acceptable to the corporation has been presented with respect to the vote, consent, waiver or proxy appointment;

(d)   the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder, and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment;

(e)   two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the secretary or other officer or agent of the corporation authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

2.12   Notice by Electronic Transmission. On consent of a shareholder, notice from a corporation may be given to the shareholder by electronic transmission (as defined in Section 4.3 hereof). The shareholder may specify the form of electronic transmission to be used to communicate notice. The shareholder may revoke this consent by written notice to the corporation. The shareholder's consent is deemed to be revoked if the corporation is unable to deliver by electronic transmission two consecutive notices, and the secretary, assistant secretary, or transfer agent of the corporation, or another person responsible for delivering notice on behalf of the corporation knows that delivery of such two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of shareholder consent does not invalidate a meeting or other action.

Notice under this section is deemed given when the notice is:

    (a)   transmitted to a facsimile number provided by the shareholder for the purpose of receiving notice;

    (b)   transmitted to an electronic mail address provided by the shareholder for the purpose of receiving notice;

    (c)   posted on an electronic network and a message is sent to the shareholder at the address provided by the shareholder for the purpose of alerting the shareholder of a posting; or

    (d)   communicated to the shareholder by any other form of electronic transmission consented to by the shareholder.

An affidavit of the secretary, assistant secretary, transfer agent, or other agent of the corporation that notice has been given by electronic transmission is, in the absence of fraud, prima facie evidence that the notice was given.

ARTICLE III
DIRECTORS

3.1   Number and Election. The number of directors which shall constitute the whole board shall be initially four, who need not be residents of the State of Texas or shareholders of the corporation. The directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at the annual meeting of the shareholders, and each director elected shall serve until the next annual meeting or his earlier death, resignation or removal. However, individuals who executed the Limited Guaranty between the company/additional guarantors and UMB Bank, N.A. dated August 7, 2018 (the "Limited Guaranty") shall (in their own capacity or in the capacity of a related individual if such individual deceases) then the term of such director shall be deemed to be extended so that such individual will serve on the Board of Directors so long as the Limited Guaranty continues to be in effect and such board member desires to continue on the Board of Directors. If the term of a director expires, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors. The board of directors may increase the number of directors from time to time.

3.2   Vacancy. Any vacancy occurring in the Board of Directors shall be filled by a vote of a majority of the shareholders. A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. However, if his term expires, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors.

3.3   Change of Number. The number of directors may be increased or decreased from time to time by amendment to these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual or special meeting of shareholders, or by any other procedure for filling a directorship created by reason of an increase in the number of directors as may be provided for in the TBOC, as same may be amended from time to time.

3.4   Removal. One or more directors may be removed either for or without cause at any special meeting of shareholders duly called and held for such purpose except as provided in Section 3.1 hereof. Notwithstanding the above, if a director or an affiliate of a director is a party to the Limited Guaranty, then that director may not be removed as a director for so long as the Limited Guaranty is in force. If a director is elected by a voting group of shareholders, only shareholders of that voting group may remove him. A director may only be removed by vote of a plurality of the votes cast.

3.5   Place of Meetings. Meetings of the Board of Directors, regular or special, may be held either within or without the State of Texas. Any and all directors may participate in a meeting by, or conduct the meeting through use of, any means of communication by which all persons participating may simultaneously hear each other. A director participating at a meeting by this means is deemed to be present in person at the meeting.

3.6   First Meetings. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event that the shareholders fail to fix the time and place of such first meeting, it shall be held without notice immediately following the annual meeting of shareholders, and at the same place, unless by the unanimous consent of the directors then elected and serving such time or place shall be changed.

3.7 Regular Meetings. Regular meetings of the Board of Directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the Board.

3.8 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the chairman of the Board of Directors or the president or any one director. The person authorized to call special meetings of the board of director may fix any place for holding any special meeting. Notice of each special meeting of the Board of Directors shall be given to each director at least three days before the date of the meeting either orally or in writing.

3.9 Waiver of Notice. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except in the case in which a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened and at the beginning of the meeting (or promptly upon his arrival or when he is joined in by telephone or other means) he makes such objection and does not thereafter vote for or assent to any action taken at the meeting. Except as may be otherwise provided by law or by the Certificate of Formation or by the Bylaws, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.10 Quorum. At all meetings of the Board of Directors a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, unless the act of a greater number is required by law, the Certificate of Formation or the Bylaws.

(a) During the time the Limited Guaranty is in effect, the following actions shall require approval of one-hundred percent of the Board of Directors under these Bylaws before being done by the corporation or any subsidiary of the corporation:

(i) filing by the corporation or EWM P1, LLC of a voluntary petition under 11 U.S.C. § 101 et seq., as the same may be amended from time to time (the "Bankruptcy Code"), or a voluntary petition, complaint or application under any other present or future state or federal law regarding bankruptcy, reorganization or other relief to debtors (collectively with the Bankruptcy Code, the "Debtor Relief Laws"; any proceeding under the Bankruptcy Code or any other Debtor Relief Law hereinafter referred to as a "Bankruptcy Proceeding");

(ii) allowing an officer, director, representative or person that owns or controls, directly, or indirectly, EWM P1, LLC, the Guarantors (as defined in the Limited Guaranty) or an affiliate (as defined under the

Second Lien Notes Indenture) or filing, or joining in the filing of, an involuntary petition against EWM P1, LLC under any Debtor Relief Law, or taking action to solicit or cause to be solicited petitioning creditors or cooperate with petitioning creditors in the filing of an involuntary petition against EWM P1, LLC by any person;

(iii) filing an answer that consents to or otherwise acquiesces in any involuntary petition filed against EWM P1, LLC by any other person under any Debtor Relief Law; and

(iv) allowing, in any case or proceeding under the Bankruptcy Code or in any other judicial proceeding, EWM P1, LLC, the Guarantors (as defined in the Limited Guaranty), or any of their affiliates to make application to a court to (A) declaring that all or any portion of the lien of Trustee or the obligations of EWM P1, LLC to pay principal and interest as specified in the Second Lien Notes or Second Lien Indenture be rescinded, set aside, or determined to be void or unenforceable, or (B) modify any of the terms of any of the Second Lien Notes or Second Lien Indenture without Trustee's consent.

(b) During the term on of the Limited Guaranty, the following actions shall be done by the corporation unless one-hundred percent of the Board of Directors vote to override these actions:

(i) require EWM P1, LLC to timely object to any involuntary petition filed against it, by any other person under any Debtor Relief Law;

(ii) require EWM P1, LLC to (A) direct any party contractually obligated to make payments to the Borrower to make such payments to the Depository Bank as such term is defined under the Depository and Control Agreement and (B) not rescinds or change any such direction;

(iii) comply with any and all of the representations and warranties of the Licensors (the "IP Licensors") under Section 3.3 of the Technology and Patent License Agreement between and among the corporation, EWM P1, LLC, and UMB Bank, N.A., dated as of August 7, 2018 (the "License Agreement");

(iv) comply with the indemnity obligations under Section 5.1 of the License Agreement and the covenants in Section 3.5 of the License Agreement, and cure any such failure within (30) days following notice and a demand to cure made pursuant to Section 6.4 of the License Agreement;

(v) provide adequate protections to ensure no fraud is committed by EWM P1, LLC, the Guarantors or any of their affiliates in connection with the Note Documents (as defined in the Second Lien Notes Indenture); and

(vi)   transfer any Project Revenues received by EWM P1, LLC in an aggregate amount greater than $100,000 to the Depository Bank within thirty (30) days of the same.

(c)   If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11   Committees. The Board of Directors, by resolution passed by a majority of the directors in office when the resolution is made, may from time to time designate members of the Board to constitute committees, including an executive committee, which shall in each case consist of one or more directors and shall have and may exercise such powers as the Board may determine and specify in the respective resolutions appointing them. A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. The Board of Directors shall have power at any time to change the number and members of any such committee and to fill vacancies and to discharge any such committee or any particular member(s). The requirements of Article III and IV hereof which govern meetings, action without meetings, notice and waiver of notice, quorum and voting requirements of the Board of Directors shall also apply to committees and their members.

3.12   Written Consent. Any action required or permitted to be taken at a meeting of the Board of Directors or any executive committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or executive committee, as the case may be, and such consent is filed with the records of the corporation. Action taken by consent is effective when the last director signs the consent unless the consent specifies a different date. A telegram, telex, cablegram, or other electronic transmission by a director consenting to an action to be taken and transmitted by a director is considered written, signed, and dated for the purposes of this section if the transmission sets forth or is delivered with information from which the corporation can determine that the transmission was transmitted by the director and the dated on which the director transmitted the transmission.

On consent of a director, notice of the date, time, place, or purpose of a regular or special meeting of the board of directors may be given to the director by electronic transmission (as defined in Section 4.3 hereof). The director may specify the form of electronic transmission to be used to communicate notice. The director may revoke this consent by written notice to the corporation. The director's consent is deemed to be revoked if the corporation is unable to deliver by electronic transmission two consecutive notices and the secretary of the corporation or other person responsible for delivering the notice on behalf of the corporation knows that the delivery of such two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of the director's consent does not invalidate a meeting or other action. An affidavit of the secretary or other agent of the corporation that notice has been given by electronic transmission is, in the absence of fraud, prima facie evidence that the notice was given. Notice under this section is deemed given when the notice is:

(a) transmitted to a facsimile number provided by the director for the purpose of receiving notice;

(b) transmitted to an electronic mail address provided by the director for the purpose of receiving notice;

(c) posted on an electronic network and a message is sent to the director at the address provided by the director for the purpose of alerting the director of a posting; or

(d) communicated to the director by any other form of electronic transmission consented to by the director.

3.13 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated fee for service as a director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.14 Assent to Actions. A director who is present at a meeting of the Board of Directors or of a committee of the Board of Directors when corporate action is taken is presumed to have assented to the action taken unless (1) his dissent from the action taken is entered in the minutes of the meeting; (2) he files a written notice of his dissent to the action with the person acting as secretary of the meeting before its adjournment; or (3) he has sent a written dissent by registered mail to the secretary of the corporation immediately after the meeting has been adjourned. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

ARTICLE IV
NOTICES

4.1 Written Notice. Any notice to directors or shareholders shall be in writing and shall be delivered personally or mailed to the directors or shareholders at their respective addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given two days after the time when the same shall be deposited in the United States mail, postage prepaid. Notice to directors may also be given by telegram or by facsimile transmission.

4.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Formation or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes or filing in the corporate records, shall be deemed equivalent to the giving of such notice. The business to be transacted at a regular or special meeting of the shareholders, directors, or members of a committee of directors or the purpose of a meeting is not required to be specified in a written waiver of notice or a waiver by electronic transmission. A person's attendance at a meeting:

(a)   waives objection to lack of notice or defective notice of meeting, unless such person at the beginning of the meeting objects to holding the meeting or transacting business at such meeting; and

(b)   waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, if any, since notice of the purpose or purposes is not required, unless such person objects to considering the matter when it is presented; or unless notice of consideration of such matter is required by law to be included in the notice of the meeting.

4.3   Electronic Transmission. "Electronic Transmission" means a form of communication that (a) does not directly involve the physical transmission of paper; (b) creates a record that may be retained, retrieved, and reviewed by the recipient; and (c) may be directly reproduced in paper form by the recipient through an automated process.

ARTICLE V
OFFICERS

5.1   Offices. The officers of the corporation shall be appointed by the Board of Directors and shall consist of a president and a secretary. The Board of Directors may also elect a chairman of the board, an assistant president, one or more vice-presidents, one or more assistant secretaries, a treasurer, and one or more assistant treasurers. No officer except for the chairman of the board need be a member of the Board of Directors. Two or more offices may be held by the same person.

5.2   Other Offices. The Board of Directors may appoint such other officers and assistant officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and exercise such powers and perform such duties as shall be determined from time to time by the Board by resolution not inconsistent with these Bylaws.

5.3   Contracts and Compensation. The Board of Directors shall have the power to enter into contracts for the employment and compensation of officers for such terms as the Board deems advisable. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

5.4   Terms. The officers of the corporation shall hold office until their successors are elected or appointed and qualified, or until their death or until their resignation or removal from office. Any officer appointed by the Board of Directors may be removed at any time by the Board with or without cause whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

5.5   Chairman of the Board. The chairman of the board, if one be elected, shall preside at all meetings of the Board of Directors, if present, and shall have such other powers and duties as may from time to time be prescribed by the Board of Directors upon written directions given to him pursuant to resolutions duly adopted by the Board of Directors.

5.6   President. The president shall be the chief executive officer of the corporation, and, subject to control of the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.7   Vice-President. The vice-presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the president, perform the duties and have the authority and exercise the powers of the president. (If there is no vice president, then the treasurer shall perform such duties in the absence or disability of the president.) They shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the president may from time to time delegate.

5.8   Secretary and Assistant Secretary. The secretary shall attend all meetings of the Board of Directors and all meetings of shareholders and record all of the proceedings of the meetings of the Board of Directors and of the shareholders in a minute book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation, if any, and, when authorized by the Board of Directors, shall affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of an assistant secretary or the treasurer. Any instrument executed by the president shall be deemed properly authorized without regard to whether the seal shall have been affixed or the secretary shall have attested to the signature of the president.

5.9   Assistant Secretaries. The assistant secretaries in the order of their seniority unless otherwise determined by the Board of Directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or as the president may from time to time delegate.

5.10   Duties of Treasurer. The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts and records of receipts, disbursements and other transactions in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

5.11   Disbursements and Accounts of Treasurer. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render the president and the Board of Directors, at its regular meetings, or when the president or Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

5.12　Bond. If required by the Board of Directors, the treasurer shall give the corporation a bond of such type, character and amount as the Board of Directors may require.

5.13　Assistant Treasurers. The assistant treasurers in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or the president may from time to time delegate.


ARTICLE VI
CERTIFICATES REPRESENTING SHARES


6.1　Certificates. The shares of the corporation shall be represented by certificates signed by the president or a vice-president and the secretary or any assistant secretary of the corporation and may be sealed with the seal of the corporation or a facsimile thereof.

6.2　Signatures. The signatures of the president or vice-president and the secretary or assistant secretary upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than either the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.3　Transfer of Shares. Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the shares to the corporation for cancellation. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto and the old certificate cancelled and the name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue recorded upon the books of the corporation.

6.4　Replacement. The Board of Directors may direct a certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient and may require such indemnities as it deems adequate to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

6.5　Closing of Transfer Books. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any distribution or share dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 60 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.

6.6   Registered Shareholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive distributions and share dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

6.7   List of Shareholders. At least 10 days before each meeting of shareholders, the officer or agent having charge of the transfer books for shares shall make a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each. The list must be arranged by voting group, if any, and within each voting group by class or series of shares. The list shall be kept on file at the registered office of the corporation for a period of 10 days prior to such meeting and shall be available for inspection by any shareholder at any time during usual business hours. The list shall be kept on file at the registered office or principal place of business of the corporation for a period of 10 days prior to such meeting and shall be available for inspection by any shareholder at any time during usual business hours. Alternatively, the list of the shareholders may be kept on a reasonably accessible electronic network, if the information required to gain access to the list is provided with the notice of the meeting. The corporation is not required to include any electronic contact information of any shareholder on the list. If the corporation elects to make the list available on an electronic network, the corporation shall take reasonable steps to ensure that the information is available only to shareholders of the corporation. Such list shall also be produced and kept open at the time and place of the meeting and shall be available for inspection of any shareholder during the whole time of the meeting. If the meeting is held by means of remote communication, the list must be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders with the notice of the meeting. The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders. A shareholder (or his agent or attorney) is entitled on written demand to inspect and to copy the list during regular business hours and at his or her expense, during the period it is available for inspection. The corporation shall maintain the shareholder list in written form.

<center>ARTICLE VII
GENERAL PROVISIONS</center>

7.1   Distribution and Share Dividends. Subject to the provisions of the Certificate of Formation relating thereto, distributions or share dividends may be declared by the Board of Directors, in its discretion, at any regular or special meeting, pursuant to law. Distributions (or share dividends) may be paid in cash, in property or in the corporation's own shares, subject to any provisions of the Certificate of Formation. Before payment of any distribution, there may be set aside out of any funds of the corporation available for distribution such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund for meeting contingencies, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

7.2   Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.3   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.4   Seal. The corporate seal, if any, shall be in such form as may be prescribed by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

7.5   Books and Records. The corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each.

7.6   Gender. All personal pronouns used herein, whether masculine, feminine or neuter, shall include all other genders.

ARTICLE VIII
AMENDMENTS

The Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the shareholders at any regular or special meeting of the shareholders. The shareholders may delegate to the Board of Directors the power to alter, amend or repeal the Bylaws or adopt new Bylaws; provided, however, the Bylaws altered, amended or adopted by the Board of Directors may be repealed or changed by action of the shareholders; further provided that the power so delegated may be revoked by the shareholders at any regular or special meeting.

ARTICLE IX
INDEMNIFICATION

9.1   Right to Indemnification. Each person who was or is made a party to or is threatened to be made a party to, or is otherwise involved in any action, suit or proceedings, whether civil, criminal, arbitrative, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "Indemnitee"), whether the basis of such proceedings is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the full extent authorized by the TBOC, as the same exists or may hereafter be amended (provided that no such amendment shall adversely affect any right or protection of a director of the corporation existing at the time of such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in paragraph 9.2 hereof with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "Advancement of Expenses"); provided, however, that an Advancement of Expenses incurred by a director or officer who is an Indemnitee shall be made only upon delivery to the corporation of a written affirmation by the of his good faith belief that he has met the standard of conduct necessary for indemnification under the TBOC (hereinafter an "Affirmation") and a written undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Section or otherwise (hereinafter an "Undertaking").

9.2   Right of Indemnitee to Bring Suit. If a claim under paragraph 9.1 of this Section is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an Advancement of Expenses pursuant to the terms of an Affirmation and an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit by the corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking the corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met the applicable standard of conduct set forth in the TBOC. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the TBOC, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right hereunder, or by the corporation to recover an Advancement of Expenses pursuant to the terms of an Affirmation and Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such Advancement of Expenses under this Section or otherwise shall be on the corporation.

9.3   Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Certificate of Formation, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

9.4   Insurance. The corporation may purchase and maintain insurance or another arrangement, at its expense, to protect itself and any director, officer, employee or agent of the corporation or person who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the TBOC.

9.5   Indemnification of Employees and Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the Advancement of Expenses, to any employee or agent of the corporation to the full extent of the provisions of this Section with respect to the indemnification and Advancement of Expenses of directors and officers of the corporation.

9.6.   Exculpation. Certain affiliates of the Company and shareholders of the Corporation (the "Guarantors") have provided the Limited Guaranty pursuant to which the occurrence of the Bankruptcy of EWM P1, LLC could create personal liability of the Guarantors for such obligations pursuant to the terms of the Limited Guaranty (the "Liability Event") to the maximum extent permitted by law. It is the intent of the Corporation to avoid the occurrence of the Liability Event. Therefore, any such determination by any Director who is also a Guarantor to not vote to approve one of the actions set forth in Section 3.10 shall not be deemed to be a breach of any fiduciary duty or related obligation of any type whatsoever of any Director (or his Affiliate) to the shareholders or to the Corporation, and (ii) to fullest extent legally permissible, the Corporation hereby waives any cause of action, suit, claim or demand they may have against any Guarantor (or their Affiliates) as a result of any such determination. To the maximum extent permitted by law, the Corporation acknowledges and waives any conflict of interest that may arise if a director decides to not approve one of the actions set forth in Section 3.10 if such action would cause a Liability Event.

ARTICLE X
DISTRIBUTION OF ASSETS UPON DISSOLUTION

Upon the dissolution of the corporation, assuming there shall be sufficient property or assets to do so, after paying or discharging all its obligations and liabilities (legally enforceable against the corporation) other than those subject to which the corporation's real estate, if any, shall pass, as promptly as practicable after same mature, or making satisfactory arrangement for the payment of such obligations and liabilities, then the remainder of its assets shall be distributed among the shareholders as follows: all assets shall be reduced to cash, if feasible; all cash shall be distributed to the shareholders pro rata in accordance with their shareholdings; all other assets which are not reduced to cash shall be distributed in a fair and equitable manner.

ARTICLE XI
INTERESTED DIRECTORS

Any contract or other transaction between the corporation and any of its directors (or any corporation or firm in which any of its directors is directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of such director at the meeting authorizing such contract or transaction, or his participation in such meeting. The foregoing shall, however, apply only if: (a) the interest of each such director is known or disclosed to the Board of Directors and it in good faith shall authorize or ratify such contract or transaction by the affirmative vote of a majority of the disinterested directors present even though the disinterested directors be less than a quorum, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry such vote, or (b) the interest of each such director is disclosed or known to the shareholders, and they by majority vote authorize or ratify such contract or transaction. Once such contract or transaction is authorized or ratified, then such director shall not be liable to account to the corporation for any profits realized. This section shall not be construed to invalidate any contract or transaction which would be valid in the absence of this paragraph.

ARTICLE XII
RATIFICATION BY SHAREHOLDERS OR DIRECTORS OF CERTAIN ACTS

The directors in their discretion may submit any contract or act for approval or ratification at any shareholders' meeting, and any contract or act that shall be approved or be ratified by the vote of a majority of the shares represented in person or by proxy at any shareholders' meeting at which there is a quorum, shall be as valid and binding upon the corporation and upon all the shareholders as if it had been approved and ratified by every shareholder. Any transaction questioned in any shareholder's derivative suit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be ratified, unless prohibited by law, before or after judgment, by the Board of Directors or by the shareholders; and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the corporation and its shareholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.